GODFREY & KAHN, S.C.

ATTORNEYS AT LAW

780 North Water Street

Milwaukee, Wisconsin  53202

Telephone:  (414) 273-3500; Fax:  (414) 273-5198

November 1, 2004

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549

RE:

ARI Network Services, Inc. – Form 10-KSB filed on October 29, 2004

CIK No. 0000879796

Accession No. 0000950137-04-009230

Ladies and Gentlemen:

The above-referenced annual report on Form 10-KSB was inadvertently filed as a Form Type

10-K.  Please change the form type on this filing to 10-KSB.

If you have any questions regarding this filing, please contact the undersigned.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Larry D. Lieberman

Larry D. Lieberman